UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Extraordinary General Shareholders Meeting

On March 8, 2024, at 10:00 A.M., Singapore time (March 7, 2024 at 9:00 P.M., Eastern Time), WEBUY GLOBAL LTD (the “Company”) held an extraordinary general shareholder meeting (the “EGM”) at its executive office 35 Tampines Street 92 Singapore 528880. Holders 41,659,737 ordinary shares of the Company were present in person or by proxy at the EGM, representing approximately 79.53% of the total 52,381,600 outstanding ordinary shares as of the record date of February 2, 2024 and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the EGM as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the EGM. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:

By an ordinary resolution that with immediate effect upon passing, the authorized share capital of the Company of US$100,100 divided into 260,000,000,000 shares of a par value of US$0.000000385 each be re-designated and re-classified as follows (the “Re-designation”):

(i)       all the authorized and issued and outstanding ordinary shares of a par value of US$0.000000385 each (the “Ordinary Shares”) in the share capital of the Company held by existing shareholders of the Company as of the date hereof except the 21,395,400 Ordinary Shares held by BIN XUE, GBUY GLOBAL LTD, and WEBUY TALENT LTD be re-designated and re-classified as class A ordinary shares with a par value of US$0.000000385 each (the “Class A Ordinary Shares”) on a one for one basis;

(ii)

(iii)       the 21,395,400 authorized and issued and outstanding ordinary shares held by BIN XUE, GBUY GLOBAL LTD, and WEBUY TALENT LTD be re-designated and re-classified as 21,395,400 class B ordinary shares with a par value of US$0.000000385 each (the “Class B Ordinary Shares”) on a one for one basis;

(iv)

(v)       259,919,013,800 authorized but unissued Ordinary Shares be re-designated and re-classified into 259,919,013,800 Class A Ordinary Shares with a par value of US$0.000000385; and

(vi)

(vii)       re-designate 28,604,600 authorized but unissued Ordinary Shares into 28,604,600 Class B Ordinary Shares with a par value of US$0.000000385 each with ten (10) votes per share and with other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (as defined below) on a one for one basis, in each case having the rights and subject to the restrictions set out in the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company (collectively the “Second Amended and Restated Memorandum and Articles of Association”), and following which the authorized share capital of the Company shall be US$100,100 divided into 259,950,000,000 Class A Ordinary Shares with a par value of US$0.000000385 each and 50,000,000 Class B Ordinary Shares with a par value of US$0.000000385 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

		28,789,654	12,841,732	28,351
Proposal Two:	By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and to establish the dual-class share capital structure and set out the rights and privileges of the Class A Ordinary Shares and Class B Ordinary Shares.	28,822,460	12,784,410	52,867
Proposal Three:	By an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One or Proposal Two.	35,175,877	6,460,384	23,476

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: March 11, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

2